August 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	PG&E Corporation
Registration Statement on Form S-3
File No. 333-239687

Ladies and Gentlemen,

In accordance with Rule 461 under the Securities Act of 1933, as amended, PG&E Corporation hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-239687), as amended by Amendment No. 2 (the “Registration Statement”), so that it will become effective at 9:00 a.m. Eastern Time on Friday, August 7, 2020, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the registrants’ counsel, Nicholas A. Dorsey at (212) 474-1764 or C. Daniel Haaren at (212) 474-1322, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

* * *

Sincerely,

PG&E Corporation

By:	/s/ JANET C. LODUCA
Name: Janet C. Loduca
Title: Senior Vice President and General Counsel